UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of June, 2010
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1.	Notice of Resolutions Adopted at the 141st Ordinary General Meeting of Shareholders.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: June 29, 2010	By:	/S/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

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(Translation)
This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.
Kunio Noji
President and Representative Director
Komatsu Ltd.
3-6, Akasaka 2-chome, Minato-ku,
Tokyo
NOTICE OF RESOLUTIONS ADOPTED
AT THE ONE HUNDRED AND FORTY-FIRST (141ST)
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF KOMATSU LTD.
Securities Code: 6301
June 23, 2010
Dear Shareholders:
This is to inform you that at the 141st Ordinary General Meeting of Shareholders of Komatsu Ltd. (hereinafter “the Company”) held today, reports and resolutions were made as follows:
Details
Items Reported:
(1)
The Business Report and the Consolidated Statutory Report for the 141st fiscal year (April 1, 2009 — March 31, 2010), as well as the Accounting Auditors’ Report and Board of Corporate Auditors’ Report on the Result of the Audited Consolidated Statutory Report.

(2)	The Non-Consolidated Statutory Report for the 141st fiscal year (April 1, 2009 — March 31, 2010).
Items Resolved:

Item 1:	Appropriation of Surplus

This proposal was approved as originally proposed, and it was decided that the year-end dividend for the 141st fiscal year (year-end dividend of surplus) is JPY 8 per one (1) common stock of the Company.

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Item 2:	Election of Ten (10) Directors

This proposal was approved as originally proposed. Ten (10) Directors were elected as follows, and have assumed their positions as Directors.
(Reelected)
Messrs. Masahiro Sakane, Kunio Noji, Yoshinori Komamura, Yasuo Suzuki, Kenji Kinoshita, Masao Fuchigami, Tetsuji Ohashi, Kensuke Hotta and Noriaki Kano
(Newly elected)
Mr. Kouichi Ikeda

Item 3:	Election of One (1) Corporate Auditor

This proposal was approved as originally proposed. Mr. Makoto Okitsu was reelected and has assumed his position as Corporate Auditor.

Item 4:	Payment of Bonuses for Directors

As proposed, it was approved that the Company pay bonuses within the range of JPY 68 million in total to the ten (10) Directors who were in office as of the end of the 141st fiscal year (of which, JPY 7 million in total to the three (3) Outside Directors).

Item 5:	Establishment of the Amount and Features of Remuneration for Directors of the Company in the Form of Stock Acquisition Rights to be Granted as “Stock-Based Remuneration”

As proposed, it was approved that (i) separately from the monthly remuneration for Directors of the Company, the amount of remuneration in the form of Stock Acquisition Rights to be granted as “stock-based remuneration” to the Directors of the Company (not including the salaries for Directors who also serve as employees of the Company) shall be no more than JPY 360 million for one (1) year (of which, up to JPY 50 million shall be allocated for Outside Directors) and (ii) Stock Acquisition Rights to be granted as “stock-based remuneration” be issued upon resolution of the Board of Directors and the maximum number of Stock Acquisition Rights to be issued in the one-year period following the date of the Ordinary General Meeting of Shareholders of each fiscal year shall be 2,390 units (of which, 330 units may be the maximum number to be allocated to Outside Directors) and the maximum number of common stock of the Company subject to Stock Acquisition Rights shall be 239,000 shares (of which, 33,000 shares may be the maximum number to be allocated to Outside Directors).

Item 6:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as “Stock-Based Remuneration” to Employees of the Company and Directors of Major Subsidiaries of the Company

As proposed, it was approved that the Company will grant Stock Acquisition Rights as a gratis issue of no more than 558 units (the maximum number of common stock of the Company subject to Stock Acquisition Rights shall be 55,800 shares) as “stock-based remuneration” to employees of the Company and Directors of major subsidiaries of the Company and that the Company’s Board of Directors be given the authority to issue such Stock Acquisition Rights, in accordance with the provisions of Articles 236, 238 and 239 of the Corporation Act.
END

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